[LETTERHEAD OF AMERICAN EXPRESS COMPANY]

                                                       June 22, 2010

By EDGAR Correspondence

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:       American Express Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-07657

Dear Mr. Vaughn:

    We refer to the letter, dated June 15, 2010 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Daniel T. Henry, Executive Vice President and Chief Financial Officer of American Express Company (the “Company”), concerning the Company’s filing referenced above.

    Following up on your conversation with me earlier today, please let this letter serve to document the Company’s intention to respond to the Comment Letter not later than July 13, 2010.  As we discussed, we are making this request because of the timing of the Comment Letter in relation to our quarter-end accounting and reporting obligations and the interaction we are contemporaneously having with other regulators.

    The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    We appreciate the Staff’s patience and cooperation in this matter.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-2744.

                                               Very truly yours,

                                                /s/ Joan C. Amble
                                               Joan C. Amble
                                               Executive Vice President and
                                               Corporate Comptroller

cc:        Ms. Brittany Ebbertt
Michael Seaman, Esq.
Kathryn McHale, Esq.
Richard M. Starr, Esq.